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Positive Polar
April 23

Happy Earth Day!! Join us and let's go into action!! 💪🚢🇺🇳🌍🐋🗺️👍
🌊 Restoring Our Oceans with Nature's Blueprint 🌍
https://lnkd.in/gAFSSWAQ
At Positive Polar, we're on a mission to heal our oceans by harnessing the power of biomimicry, inspired by one of nature's greatest architects: whales. These gentle giants play a critical role in marine ecosystems, enhancing nutrient cycles and boosting phytoplankton growth, which absorbs CO2 and produces oxygen for our planet.
Through innovative solutions, we're mimicking whales' impact to restore ocean health, combat climate change, and support thriving marine biodiversity. Join us in our journey to create a positive ripple effect for our planet! 💙
🌱 Learn more about our mission at Positive Polar and how you can be part of the change.
#OceanRestoration #Biomimicry #ClimateAction #PositivePolar #MarineConservation See less

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